RANCHO SANTA FE MINING, INC.

9655 Granite Ridge Drive, Suite 200

San Diego, CA 92123

Tel. 858.717.8090

August 5, 2016

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Rancho Santa Fe Mining, Inc.
Amendment No. 2 to Form S-1
Filed March 25, 2016
File No. 333-208550

Dear Mr. Reynolds:

Rancho Santa Fe Mining, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated April 5, 2016 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 5, 2016.

General

1. We note your response to comment 2. On the cover page, you state that the resale offering will occur at prevailing market prices or through privately negotiated transactions. Please revise to be consistent with the explanatory note, where you state that the resale offering will initially be made at a fixed offering price of $0.50 until the shares are listed on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

RESPONSE:	We respectively submit to the staff that we have updated our disclosure so that the language on the prospectus reads consistent as that of the explanatory note, whereby the resale offering will initially be made at a fixed offering price of $0.50 until the shares are listed on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

2. We note your response to comment 4. However, you continue to refer to “Units” without further explanation. Please revise to clarify.

RESPONSE:	We respectively submit to the staff that we have revised our disclosure to remove all references to the term “Units”.

3. We note your response to comment 6. However, you have not revised your filing as stated in your response. Please revise your filing to include the content of your response.

RESPONSE:	We respectively submit to the staff that we have updated our disclosure to revise the narrative surrounding the table to further clarify the specific type(s) of expenditures assumed under each of the three categories.

Plan of Distribution; Terms of the Offering, page 11

4. We note that you have disclosed on page 11 that there are 27,000,000 shares of your common stock issued and outstanding as of the date of this Prospectus, whereas you have disclosed on page F-12 that there are 30,000,000 shares of your common stock issued and outstanding. Please revise your disclosure on page 11 to reflect the number of shares of your common stock issued and outstanding as of the date of the Prospectus.

RESPONSE:	We respectively submit to the staff that we have updated our disclosure throughout to indicate the correct amount of shares issued and outstanding as of the date of this filing.

Dilution, page 13

5. We note your revised disclosures in response to comment 7. However, we note that the dilution and related disclosures have been presented as of December 3, 2015. Please revise to present net tangible book value per share before the offering, pro forma net tangible book value per share after the offering and other related dilution disclosures consistent with the most recent financial statements presented. Please ensure to present such disclosures to the nearest penny.

RESPONSE:	We respectively submit to the staff that we have updated our disclosure to present net tangible book value per share before the offering, pro forma net tangible book value per share after the offering and other related dilution disclosures as of March 31, 2016, down to the nearest penny.

Description of Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 15

6. We note your response to comment 8 and the statement that shares “have been issued” to Kodiak. Please revise to disclose whether you have issued shares to Kodiak.

RESPONSE:	We respectively submit to the staff that we have issued 3,000,000 shares to Kodiak, but the shares were not issued under an equity incentive plan.

Description of Business, page 16

7. We note your response to comment 9. However, we note that you have disclosed within Management’s Discussion and Analysis on page 20 that you acquired none of HMCI’s existing or future liabilities. Please revise to ensure consistency throughout your filing.

RESPONSE:	We respectively submit to the staff that we have revised our disclosure throughout to add the following language where appropriate: “…we inherited HMCI’s reclamation liability, if any, as it related to the property.” We have also removed any reference to language in our disclosure that we acquired none of HCMI’s existing or future liabilities.

8. We note your response to comment 10. Please describe the process by which mineral rights are acquired at your location including details concerning the basis of entitlement and duration of your patented claims.

RESPONSE:	We respectfully submit to the staff that we have added the following language to our disclosure where appropriate:

“We leased the Patented Mining Claims and the mineral rights associated with the Patents have no expiration date, subject to property taxes being paid on the property.”

9. We note your response to comment 13. Tell us how you determined this rule is applicable to your claims. For example, tell us about the fieldwork including sampling, historical mining, or other that led you to determine that the apex of a vein is located on your claims.

RESPONSE:	We respectfully submit to the staff that the apex of a vein is determined by the highest exposure of the vein (in altitude). Since the Prunty Mine is located on a ridge, the claim contains the “apex”, by definition, of the vein.

10. We note your disclosure on page 17 that further budgetary detail regarding your exploration plan will come when the project area can be visited. Please tell us if a member of your management team has visited your property and, if not, revise your filing to clarify.

RESPONSE:	We respectfully submit to the Staff that Mr. Michael Midlam visited the property in the summer of 2015. Paul Pelke was last on the property in the spring of 2011. Doug Powell, the US Forest Service geologist, was last on the property in late 2015.

11. We note your response to comment 19. We are in receipt of the 2015 opinion letter but not the 2012 Pelke Report. We reissue the comment.

RESPONSE:	We respectfully submit to the staff that we submitted to the attention of John Coleman, Mining Engineer, (202) 551-3610, the Pelke Report, on a CD formatted as Adobe PDF files, on July 12, 2016.

12. We note your response to comment 20. It appears these estimates are still included on page F-10 of your revised disclosure. Please revise to remove these estimates until a feasibility study has been completed to support reserve estimates.

RESPONSE:	We respectively submit to the staff that we have revised our disclosure the remove the estimates from page F-10.

13. We note your response to comment 23. Tell us if additional testing and analysis will be necessary to determine your metallurgical process and, if so, revise your filing to clarify.

RESPONSE:	We respectively submit to the staff that we have revised our disclosure to insert the following language where appropriate:

“In order to get a viable feasibility study, one needs to have a metallurgical test run on the potential ores from the property. This is a must in order to define an economic reserve and will determine whether or not the potential ore in question is amenable or not to heap leaching or milling. The testing will be done by a reputable and certified laboratory, such as McClelland Labs in Reno, Nevada. The amount of material will be determined by the laboratory (usually tons).”

Management’s Discussion and Analysis, page 20

Cash Requirements, page 22

14. We note your response to comment 27. However, we note that you have not revised your filing as stated in your response. Please revise your filing to be consistent with your response.

RESPONSE:	We respectfully submit to the staff that we have revised our disclosure to include the minimum amount required to conduct our planned operations, which also includes the nature and extent of such operations.

Unaudited Financial Statements for the Quarter Ended December 31, 2015

Statement of Cash Flows, page F-13

15. We note you have labeled your interim statement of operations for the three months ended December 31, 2015 as the “Statement of Cash Flows.” Please revise to appropriately label this financial statement.

RESPONSE:	We respectfully submit to the staff that we have updated our disclosure to remove the interim financial statement for December 31, 2015 and replaced with the interim financial statements as of March 31, 2016.

16. We understand that your date of inception is July 24, 2015, however you include a column for the three months ended December 31, 2014 in your statements of operations at page F-13 and your statement of cash flows at page F-14 in your interim financial statements. Please tell us why inclusion of these columns is necessary or revise accordingly.

RESPONSE:	We respectfully submit to the staff that we have updated our disclosure to remove the interim financial statement for December 31, 2015 and replaced with the interim financial statements as of March 31, 2016.

Item 15. Recent Sales of Unregistered Securities

17. We note your response to comment 33. However, we note that you have not revised your filing as stated in your response. Please revise to be consistent with your response.

RESPONSE:	We respectfully submit to the staff that we have revised our disclosure to reflect that the issuance was equal to 45% of the Company’s issued and outstanding shares at the time the transaction closed. In addition, we have revised our disclosure to add all equity issuances pursuant to Item 701 of Regulation S-K.

18. We note your response to comment 34. We reissue this comment to request that you revise your filing to “state briefly the facts relied upon” to make the exemptions available. See Item 701(d) of Regulation S-K.

RESPONSE:	We respectfully submit to the staff that we have revised our disclosure to indicate the exemptions from registration the Company utilized when the shares of common stock were issued.

Item 16. Exhibits

19. We note your response to comment 37. Please tell us if 3,000,000 shares were issued to Kodiak, in which case it would appear Kodiak holds 10% of your issued and outstanding shares. Please file the Equity Purchase Agreement as an exhibit or provide additional explanation as to why the Equity Purchase Agreement is not a material contract.

RESPONSE:	We respectfully submit to the staff that 3,000,000 shares were issued to Kodiak. We have included Kodiak in the beneficial ownership table. In addition, we have filed the Equity Purchase Agreement as Exhibit 10.3 to our disclosure.

In connection with the Company’s responding to the comments set forth in the April 5, 2016 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Michael Midlam

Michael Midlam

President